Exhibit 12.2
SOLUTIA INC.
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Successor	Predecessor
	Period from	Period from
	March 1	January 1
	to March 31,	to February 29,
	2008	2008	Q1 2007
Income (loss) from continuing operations, before income taxes and equity earnings (loss) from affiliates (1)	(30)	1,656	(10)

Add:
Fixed charges	19	23	31
Amortization of capitalized interest	1	1	2
Dividends from affiliated companies	—	—	—

Less:
Interest capitalized	—	(1)	(1)

Income as adjusted	(10)	1,679	22

Fixed charges
Interest expensed and capitalized	18	22	29
Estimate of interest within rental expense	1	1	2

Fixed charges	19	23	31

Ratio of Earnings to Fixed Charges (2)	(0.56)	72.48	0.71
(1) Includes restructuring charges and other (gains)/charges of $22 million for the one month ended March 31, 2008, $(1,632) million for the two months ended February 29, 2008, $23 million for the three months ended March 31, 2007.
(2) Earnings for the one month ended March 31, 2008 would have to be $(1) million in order to achieve a one-to-one ratio.